EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended June 28, 2009	Six months ended June 28, 2009
	(In thousands, except ratio)
Computation of earnings:
Income (loss) before provision for income taxes	$73,158	$(110,870)
Fixed charges excluding capitalized interest	19,605	39,769
Distributed earnings from 50%-or-less-owned affiliate	294	(286)
Adjusted earnings	$93,057	$(71,387)
Computation of fixed charges:
Interest expense	$17,088	$33,937
Interest relating to lease guarantee of 50%-or-less-owned affiliate	1,845	4,537
Interest portion of operating lease expense	672	1,295
Fixed charges	$19,605	$39,769
Ratio of earnings to fixed charges (1)	4.7x	─

(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  For the six months ended June 28, 2009, earnings were insufficient to cover fixed charges by $111.2 million.